Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 16, 2020

(2) CHANGE OF DIRECTORS

(3) CHANGE IN COMPOSITION OF BOARD COMMITTEES

(4) CHANGE OF SUPERVISORS

(5) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

(6) PAYMENT OF 2019 FINAL DIVIDEND

The Board is pleased to announce that all the resolutions set out in the AGM Notice were duly passed by way of poll at the AGM.

With effect from the conclusion of the AGM, Mr. Guo Ji’an retired from his position as a non-executive Director and Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting retired from their positions as independent non-executive Directors.

At the AGM, Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong were re-elected as executive Directors and Mr. Guo Jiming and Mr. Zhang Zhe were re-elected as non-executive Directors. Mr. Wang Bin was appointed as a non-executive Director and Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong were appointed as independent non-executive Directors.

With effect from the conclusion of the AGM: (i) Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, who retired as independent non-executive Directors, have ceased to be members of each of the Audit Committee and the Remuneration Committee; (ii) Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong have been appointed as members of the Audit Committee; and (iii) Mr. Wu Yong, Mr. Hu Lingling, Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong have been appointed as members of the Remuneration Committee.

With effect from the conclusion of the AGM, Ms. Song Min retired from her position as an Employee Representative Supervisor.

At the AGM, Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong were re-elected as Shareholder Representative Supervisors.

At the fourth meeting of the fifth session of the trade union committee of the Company, Mr. Zhou Shangde was re-elected as an Employee Representative Supervisor and Mr. Lin Wensheng was appointed as an Employee Representative Supervisor with effect from the conclusion of the AGM.

Reference is made to the notice of the AGM (the “AGM Notice”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company (the “Circular”) both dated April 28, 2020. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the AGM Notice and the Circular.

POLL RESULTS OF THE AGM

The Board is pleased to announce that all the resolutions set out in the AGM Notice were duly passed by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM held on June 16, 2020. The poll results in respect of the resolutions are as follows:

RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage
		For	Against	Abstain from voting
ORDINARY RESOLUTIONS:
1.	The work report of the Board for 2019 be and is hereby reviewed and approved.	3,329,049,153 99.84%	2,212,150 0.07%	3,118,000 0.09%
2.	The work report of the Supervisory Committee for 2019 be and is hereby reviewed and approved.	3,329,099,703 99.84%	2,085,450 0.06%	3,194,150 0.10%
3.	The audited financial statements of the Company for 2019 be and is hereby reviewed and approved.	3,329,379,153 99.85%	2,009,250 0.06%	2,990,900 0.09%
4.	The profits distribution proposal of the Company for 2019 be and is hereby reviewed and approved.	3,331,292,253 99.91%	2,181,800 0.06%	905,250 0.03%
5.	The financial budget of the Company for 2020 be and is hereby reviewed and approved.	3,078,773,428 92.33%	254,784,4757.64%	821,400 0.03%
6.	The re-appointment of PricewaterhouseCoopers and Zhong Tian LLP and as the auditors of the Company for 2020 and their remunerations be and are hereby reviewed and approved.	3,331,804,503 99.92%	1,820,050 0.06%	754,750 0.02%
7.	The remunerations and allowances of the independent non-executive directors of the ninth session of the Board be and are hereby reviewed and approved.	3,331,005,553 99.90%	2,339,050 0.07%	1,034,700 0.03%

SPECIAL RESOLUTION:
8.	The proposed amendments to the articles of association of the Company be and are hereby reviewed and approved.	3,047,839,832 91.40%	285,312,221 8.56%	1,227,250 0.04%

	RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM	Number of votes and percentage	Passed or not
ORDINARY RESOLUTIONS:
9.	The election of the following executive and non-executive directors of the ninth session of the Board:
9.1.	The re-election of Mr. Wu Yong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,143,548,106 94.28%	Yes
9.2.	The re-election of Mr. Hu Lingling as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,142,396,411 94.24%	Yes
9.3.	The re-election of Mr. Guo Xiangdong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	2,974,587,355 89.21%	Yes
9.4.	The re-election of Mr. Guo Jiming as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,196,377,527 95.86%	Yes
9.5.	The re-election of Mr. Zhang Zhe as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,197,130,728 95.88%	Yes
9.6.	The appointment of Mr. Wang Bin as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,192,276,102 95.74%	Yes
10.	The election of the following independent non-executive directors of the ninth session of the Board:

10.1.	The appointment of Mr. Frederick Ma Si-Hang as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,215,619,361 96.44%	Yes
10.2.	The appointment of Mr. Tang Xiaofan as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,215,160,412 96.42%	Yes
10.3.	The appointment of Mr. Qiu Zilong as an independent non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,215,346,363 96.43%	Yes
11.	The election of the following shareholder representative supervisors of the ninth session of the Supervisory Committee:
11.1.	The re-election of Mr. Liu Mengshu as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,215,379,561 96.43%	Yes
11.2.	The re-election of Mr. Chen Shaohong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,215,436,061 96.43%	Yes
11.3.	The re-election of Mr. Xiang Lihua as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,169,596,311 95.06%	Yes
11.4.	The re-election of Mr. Meng Yong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,169,592,912 95.06%	Yes

Computershare Hong Kong Investor Services Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

Mr. Dai Yi and Ms. Deng Jie, attorneys from Kingson Law Firm, witnessed the AGM and issued a legal opinion certifying that the procedures to call and convene the AGM, the qualifications of attendees and the voting process were in compliance with relevant laws, regulations and the Articles of Association and that the poll results of the AGM were lawful and valid.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the Shareholders to attend and vote for or against or abstain from voting on the resolutions at the AGM was 7,083,537,000. None of the Shareholders was required to abstain from voting on any resolutions at the AGM.

There were no Shares entitling the Shareholders to attend and abstain from voting in favor of any resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules. None of the Shareholders had stated their intention in the Circular to vote against any resolutions or to abstain from voting at the AGM.

RETIREMENT OF DIRECTORS

Given that the term of office of Mr. Guo Ji’an as a non-executive Director would expire upon the conclusion of the AGM and he did not offer himself for re-election at the AGM due to adjustment of work commitment, he retired from his position as a non-executive Director with effect from the conclusion of the AGM.

Given that Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting have been acting as independent non-executive Directors since May 2014 and have served a term of six years, they will not be able to remain as independent non-executive Directors pursuant to the Articles of Association. Accordingly, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting retired from their positions as independent non-executive Directors with effect from the conclusion of the AGM.

Each of Mr. Guo Ji’an, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting has confirmed that he has no disagreement in all aspects with the Board and there is no other matter in relation to his retirement that needs to be brought to the attention of the Shareholders or the HKSE.

The Board would like to express its sincerest gratitude to Mr. Guo Ji’an, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting for their valuable contribution to the Company during their term of service.

RE-ELECTION AND APPOINTMENT OF DIRECTORS

At the AGM, Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong were re-elected as executive Directors of the ninth session of the Board, and Mr. Guo Jiming and Mr. Zhang Zhe were re-elected as non-executive Directors of the ninth session of the Board. Mr. Wang Bin was appointed as a non-executive Director of the ninth session of the Board and Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong were appointed as independent non-executive Directors of the ninth session of the Board. The Board resolved to appoint Mr. Wu Yong as the chairman of the ninth session of the Board.

Please refer to the Circular for biographic details of the re-elected Directors. The biographic details of the newly appointed Directors are set out below:

Mr. Wang Bin, male, born in September 1973, holds a bachelor’s degree and is a senior engineer. Mr. Wang had previously served as the deputy head of the Foshan Train Section of Guangzhou Railway Group Yang Cheng Railway Company, the deputy director and director of the Dispatching Office of Guangzhou Railway Group Yang Cheng Railway Company, the director of the Sunroof Repair and Management Sub-office of the Safety Supervision Office and the deputy director of the Dispatching Office of GRGC and the head of the Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd. He has been serving as the head of the Transportation Section of GRGC since February 2016 and the director of the Transportation Department of GRGC since November 2018.

Mr. Frederick Ma Si-Hang, male, born in February 1952, holds a bachelor’s degree in economics and history from the University of Hong Kong. Mr. Ma is a honorary professor of the Faculty of Economics and Finance at the University of Hong Kong, a honorary professor of the Faculty of Business Administration at the Chinese University of Hong Kong, a honorary advisor of the School of Accountancy at Central University of Finance and Economics, a member of the Hong Kong Chief Executive’s Council of Advisers on Innovation and Strategic Development, the chairman of the Council of the Education University of Hong Kong, a member of the International Advisory Council of China Investment Corporation, a member of the Global Advisory Council of Bank of America and a member of the International Advisory Council of Investcorp. Mr. Ma had been previously honored with a Gold Bauhinia Star and appointed as a Non-official Justice of the Peace. He had previously served as the managing director of the UK branch of RBC Dominion Securities, the deputy chairman and managing director of Kumagai Gumi (HK) Limited, the managing director and Asia manager of the Private Banking Department of Chase Manhattan Bank, the Asia Pacific CEO of Private Banking of JPMorgan Chase & Co., the CFO and executive director of PCCW Limited, the Secretary for Financial Services and the Treasury of Hong Kong SAR Government, the Secretary for Commerce and Economic Development of Hong Kong SAR Government, the non-executive chairman of China Strategic Holdings Limited, an independent nonexecutive director of China Resources Land Limited, an independent non-executive director of Hutchison Port Holdings Limited, an outside director of China Oil and Foodstuffs Corporation, an outside director of China Mobile Communications Group Co., Ltd, an independent non-executive director of Agricultural Bank of China Limited, an independent non-executive director of Aluminum Corporation of China Limited and the non-executive chairman of MTR Corporation Limited. He is currently a non-executive director of Husky Energy Inc., an independent non-executive director of FWD Group Limited and a director of New Frontier Health Corporation.

Mr. Tang Xiaofan, male, born in October 1968, holds a master’s degree in economics management from the School of Economics and Trade at Jiangxi Agricultural University and is a senior auditor, a certified public accountant in the People’s Republic of China, an accountant certified by the Association of International Accountants and a certified internal auditor. Mr. Tang also obtained the qualification of secretary of the board of companies listed on the Shanghai Stock Exchange, the securities and fund practitioner qualification certified by the Asset Management Association of China and is a securities investment advisor. Mr. Tang had previously served as the deputy section chief of Yichun Audit Bureau of Jiangxi, the audit manager of Shenzhen Dahua Tiancheng Accounting Firm, the audit manager of BDO China Shu Lun Pan Certified Public Accountants LLP and Yangcheng (HK) CPA Limited, the vice president and CFO of Guangzhou Greenery Cafe Company Limited, the secretary of the board and CFO of Guangzhou Jiacheng International Logistics Co., Ltd., the deputy general manager of Guangdong Xiyu Investment Management Co., Ltd. and a director and the senior vice president of Jiangxi Geto New Materials Corporation Limited. He is currently a director and the general manager of Guangzhou Dening Investment Management Co., Ltd.

Mr. Qiu Zilong, male, born in March 1967, holds a bachelor’s degree of physics in radio from Hunan Normal University and a master’s degree in business administration from Peking University Shenzhen Graduate School and is currently the executive vice president of Shenzhen Changsha Chamber of Commerce. Mr. Qiu had previously served as the assistant engineer, assistant factory director and deputy factory director of Guangdong Panyu Safety Equipment Factory, the deputy general manager of Shenzhen Xingelan Electronic Co., Ltd., the managing director of Shenzhen Guanzhong Xie’an Electronic Technology Co., Ltd. and the managing director of Shenzhen Xingguanzhong Electronic Technology Co., Ltd. He is currently the general manager of Shenzhen Changshang Investment Management Co., Ltd. and a director of Shenzhen Beida Soft Bank Investment Corporation Limited.

Each of Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong has confirmed that he has satisfied the independence requirements to act as an independent non-executive director under Rule 3.13 of the Listing Rules. The Board has assessed their independence and considers that each of them meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

As at the date of this announcement, the interests and short positions of the foregoing Directors or their respective associates in the shares, underlying shares or debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO were as follows:

Name of the Director	The Company/ Name of associated corporation	Capacity/Nature of interests	Number and type of Shares held	Percentage of shareholdings in the total share capital of the Company/ associated corporation	Percentage of shareholdings in the relevant class of Shares	Long position/ short position
				(%)	(%)
Mr. Guo Xiangdong	The Company	Beneficial owner	80,000 A Shares	0.0011	0.0014	Long position

As disclosed above, as at the date of this announcement, none of the re-elected and newly appointed Directors (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any Shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has relationship with any other Directors, Supervisors, senior management or substantial or controlling Shareholders.

Save as disclosed above, as at the date of this announcement, there are no other matters concerning the re-election and appointment of the foregoing Directors that need to be brought to the attention of the Shareholders nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

The term of office of the members of the ninth session of the Board shall be three years commencing from the conclusion of the AGM and will expire upon the election of the tenth session of the Board. Each of the re-elected and newly appointed Directors has entered into a service contract with the Company in respect of his service as a Director for a term of three years commencing from June 16, 2020 and is subject to retirement by rotation and re-election upon expiration of his term pursuant to the Articles of Association.

None of the executive Directors and non-executive Directors will receive any remuneration or allowance from the Company in relation to their positions as Directors. Mr. Frederick Ma Si-Hang will receive annual remuneration of HK$150,000 and annual allowance of HK$18,000 from the Company in relation to his position as an independent non-executive Director. Each of Mr. Tang Xiaofan and Mr. Qiu Zilong will receive annual remuneration of RMB100,000 and annual allowance of RMB12,000 from the Company in relation to his position as an independent non-executive Director. The remunerations and allowances of the independent non-executive Directors are determined in accordance with relevant laws and regulations with reference to the market remuneration level of similar companies.

CHANGE IN COMPOSITION OF BOARD COMMITTEES

With effect from the conclusion of the AGM:

(i)

Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, who retired from their positions as independent non-executive Directors as mentioned above, have ceased to be members of each of the audit committee of the Company (the “Audit Committee”) and the remuneration committee of the Company (the “Remuneration Committee”);

(ii)

Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong have been appointed by the Board as members of the Audit Committee and Mr. Frederick Ma Si-Hang has been appointed by the Board as the chairman of the Audit Committee; and

(iii)

Mr. Wu Yong, Mr. Hu Lingling, Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong have been appointed by the Board as members of the Remuneration Committee and Mr. Frederick Ma Si-Hang has been appointed by the Board as the chairman of the Remuneration Committee.

RETIREMENT OF SUPERVISOR

Given that the term of office of Ms. Song Min as an employee representative supervisor of the Company (the “Employee Representative Supervisor”) would expire upon the conclusion of the AGM and she did not offer herself for re-election at the fourth meeting of the fifth session of the trade union committee of the Company due to adjustment of work commitment, she retired from her position as an Employee Representative Supervisor with effect from the conclusion of the AGM.

Ms. Song Min has confirmed that she has no disagreement in all aspects with the Board or the Supervisory Committee and there is no other matter in relation to her retirement that needs to be brought to the attention of the Shareholders or the HKSE.

The Board would like to express its sincerest gratitude to Ms. Song Min for her valuable contribution to the Company during her term of service.

RE-ELECTION AND APPOINTMENT OF SUPERVISORS

At the AGM, Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong were re-elected as Shareholder Representative Supervisors of the ninth session of the Supervisory Committee. Please refer to the Circular for biographic details of the re-elected Shareholder Representative Supervisors.

At the fourth meeting of the fifth session of the trade union committee of the Company, Mr. Zhou Shangde was re-elected as an Employee Representative Supervisor of the ninth session of the Supervisory Committee with effect from June 16, 2020 and Mr. Lin Wensheng was appointed as an Employee Representative Supervisor of the ninth session of the Supervisory Committee with effect from June 16, 2020. The biographic details of Mr. Zhou Shangde and Mr. Lin Wensheng are set out below:

Mr. Zhou Shangde, male, born in December 1970, holds a master’s degree from the Party School of C.P.C. and is a political engineer. Mr. Zhou had previously served as the secretary of the Youth League Committee of the then Shenzhen North Station (Now Sungang Railway Station) of the Company, the deputy head of the Organization and Human Resources Department of the Company, the office director of the Party Committee of the Company, the chairman of the trade union of the General Service Center of the Company, the deputy head of the Personnel Section of GRGC, the deputy office director and the director of the Reception Office of GRGC, the secretary of the Party General Branch of the Government Offices Department of GRGC, the secretary of the Party Committee and the head of the Shenzhen Station of the Company, the head and the deputy secretary of the Party Committee of the Shenzhen North Station of the Company, etc. He has been engaging in designated work of the Company since January 2019.

Mr. Lin Wensheng, male, born in December 1964, holds a bachelor’s degree and is a senior accountant. Mr. Lin had previously served as the chief accountant of the Industrial and Electrical Business Department of the Company, the deputy chief economist of the Guangzhou Electricity Section of the Company and the head of the Planning and Finance Department of the Company. He has been serving as the head of the Audit Department of the Company since December 2019.

As at the date of this announcement, the interests and short positions of the foregoing Supervisors or their respective associates in the shares, underlying shares or debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO were as follows:

Name of the Supervisor	The Company/ Name of associated corporation	Capacity/Nature of interests	Number and type of Shares held	Percentage of shareholdings in the total share capital of the Company/ associated corporation	Percentage of shareholdings in the relevant class of Shares	Long position/ short position
				(%)	(%)
Mr. Xiang Lihua	The Company	Interest of spouse	18,200 A Shares	0.00026	0.00032	Long position

As disclosed above, as at the date of this announcement, none of the re-elected and newly appointed Supervisors (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any Shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has relationship with any other Directors, Supervisors, senior management or substantial or controlling Shareholders.

Save as disclosed above, as at the date of this announcement, there are no other matters concerning the re-election and appointment of the foregoing Supervisors that need to be brought to the attention of the Shareholders nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

The Supervisory Committee resolved to appoint Mr. Liu Mengshu as the chairman of the ninth session of the Supervisory Committee.

The term of office of the members of the ninth session of the Supervisory Committee shall be three years commencing from the conclusion of the AGM and will expire upon the election of the tenth session of the Supervisory Committee. Each of the re-elected and newly appointed Supervisors has entered into a service contract with the Company in respect of his or her service as a Supervisor for a term of three years commencing from June 16, 2020 and is subject to retirement by rotation and re-election upon expiration of his or her term pursuant to the Articles of Association.

None of the Supervisors will receive any remuneration or allowance from the Company in relation to their positions as Supervisors.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The amendments to the Articles of Association as set out in the Circular have become effective upon conclusion of the AGM.

PAYMENT OF 2019 FINAL DIVIDEND

A final cash dividend of RMB0.06 per Share (including tax) (the “2019 Final Dividend”) will be distributed to the Shareholders whose names appear on the register of members of the H Shares (the “H Shareholders”) on Monday, June 29, 2020. The register of members of the Company will be closed from Wednesday, June 24, 2020 to Monday, June 29, 2020 (both days inclusive), during which period no transfer of Shares will be registered. For any H Shareholders to be qualified for the 2019 Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, June 23, 2020.

In accordance with the Articles of Association, dividends payable to H Shareholders shall be declared and calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

Final dividend in Hong Kong dollars	=	The Renminbi value of the final dividend

The average closing exchange rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China during the week prior to the date on which the dividend is declared

Accordingly, in respect of the 2019 Final Dividend to be paid to the H Shareholders, the average closing exchange rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China during the week prior to the date on which the dividend is declared (which is June 16, 2020) was HK$1.09520/RMB1.00. Therefore, the 2019 Final Dividend to be paid to the H Shareholders will be HK$0.06571 per H Share.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (《關於中國居民企業向境外H股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》) (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the 2019 Final Dividend payable to the non-resident enterprise Shareholders whose names appear on the register of members of the H Shares on Monday, June 29, 2020 is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered Shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise Shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045 (《關於國稅發[1993]045號檔廢止後有關個人所得稅徵管問題的通知》) (Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by the HKSE on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2019 Final Dividend to all individual holders of H Shares whose names appear on the register of members of the H Shares on Monday, June 29, 2020, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within 5 day from Monday, June 29, 2020, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知（財稅[2014]81號）》) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H Shares acquired from the HKSE through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from the HKSE through the Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from the HKSE through the Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax themselves.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2016]127號)) jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investors from investing in the H Shares listed on the HKSE through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investors at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent of the H Shareholders in Hong Kong (the “Receiving Agent”) to receive on behalf of the H Shareholders dividends declared in respect of the H Shares and to hold the same pending payment in trust for the H Shareholders. The 2019 Final Dividend payable to the H Shareholders will be paid by the Receiving Agent and dispatched on or before August 14, 2020. Dividends distributed to the H Shareholders by mail shall be posted at the risk of the recipients.

By Order of the Board
Guangshen Railway Company Limited
Tang Xiangdong
Company Secretary

Shenzhen, the PRC

June 16, 2020

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Guo Xiangdong

Non-executive Directors

Guo Jiming

Wang Bin

Zhang Zhe

Independent Non-executive Directors

Frederick Ma Si-Hang

Tang Xiaofan

Qiu Zilong